www.linkedin.com/in/aharvey
(LinkedIn)
www.WestlakeBeer.com
(Company)

Top Skills

Product Development

Semiconductors

Public Relations

Patents

Static power digital potentiometer

Time display for a tuning device

Wireless Tuning Device for Musical
Instruments

Arthur Harvey

Founder of Westlake Brewing Company
Dallas, Texas, United States

Experience

Westlake Brewing Company
Founder
April 2015 - Present (10 years 8 months)
Dallas, Texas

Guitars In The Classroom
5 years 4 months

President
January 2015 - January 2019 (4 years 1 month)
San Diego

Guitars in the Classroom (GITC) trains and equips teachers to lead and
write songs that accelerate student learning in every subject area. As a
501(c)3 Non-Profit organization, we make music possible for thousands of
children each year who would otherwise not have the opportunity to learn
through its power and beauty. Our measured impact currently exceeds
800,000 students. GITC is Teaching Through the Power of Song. Visit
GuitarsInTheClassroom.org to learn more.

Treasurer, Chief Financial Officer
October 2013 - January 2015 (1 year 4 months)
San Diego, California

Guitars in the Classroom (GITC) trains and equips teachers to lead and
write songs that accelerate student learning in every subject area. As a
501(c)3 Non-Profit organization, we make music possible for thousands of
children each year who would otherwise not have the opportunity to learn
through its power and beauty. Our measured impact currently exceeds
800,000 students. GITC is Teaching Through the Power of Song. Visit
GuitarsInTheClassroom.org to learn more.

Southern Methodist University
Member, Industry Advisory Board
November 2005 - May 2018 (12 years 7 months)

Serving as an industry advisory board member for the SMU School of
Engineering.

OnBoard Research / Intellitouch
Director, Marketing and Sales
October 2010 - December 2017 (7 years 3 months)

Leading Product Development, Marketing, Advertising, Artist Relations, and Sales. Super busy but loving every minute!

Maxim Integrated Products
Product Manager, Communications Products
December 1999 - September 2010 (10 years 10 months)

Perform product definition, strategic positioning, market research, and product line development. Serving as the corporate representative on the Metro Ethernet Forum (MEF) Standards commitee. Serving as the Business Manager responsible for the company's development of Carrier Ethernet Telecom and GPON Optical Networking Products. Routinely conduct customer visits to discuss technical issues in North America, Europe, Asia, the Middle East, and India. Prior to the current assignments, fulfilled the tactical marketing needs of our core T1/E1/J1 product line with sales support, advertising, promotional activities, demand forecasting, factory coordination, and customer negotiations. Monitored the financial condition of products, specifying pricing and cost improvements. Served as one of the corporate Business Unit advisors in the implementation of the SAP BI Module, I2 Demand Planner, and the selection of a CRM vendor.

Dallas Semiconductor
Product Engineer, Mixed Signal Products
December 1996 - December 1999 (3 years 1 month)

Responsible for the design, test, manufacture, reliability, and yield of several semiconductor product families. Developed new products and brought them into qualified production. Invented and patented a strategically positioned mixed-signal device. Specified design changes based on characterization data. Performed characterization of new integrated circuits, including ESD and latch-up testing. Implemented methods to reduce manufacturing cycle time and increase device reliability. Performed failure verification and analysis on integrated circuits returned from customers. Enhanced production yield through continuous failure analysis of test rejects. Trained and supervised co-op students. #Burn-in Elimination# group leader. Campus recruiting manager for the LSU campus.

Education

SMU Cox School of Business

MBA, Marketing, Finance, Entrepreneurship · (1998 - 2001)

Louisiana State University

BS, Electrical Engineering, Semiconductor Physics · (August 1992 - December 1996)

Oak Forest Academy

HS Diploma, College-Prep · (1982 - 1992)